UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Jimblebar
Maximising value and shareholder returns
24 November 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 2

Disclaimer (continued)
bhpbilliton
resourcing the future
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
Basis of preparation
Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 3

Agenda
bhpbilliton
resourcing the future
Maximising value and shareholder returns
Andrew Mackenzie
Chief Executive Officer
Marketing: Uniquely placed to resource the future
Mike Henry
President – HSE, Marketing and Technology
Question time
Break
Coal: Improving productivity and sustainably
Dean Dalla Valle
lowering costs
President – Coal
Copper: Maximising the potential of our unique
Peter Beaven
orebodies
Chief Financial Officer
Question time
Closing remarks
Andrew Mackenzie
Chief Executive Officer
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 4

Eagle Ford
Maximising value and shareholder returns
Andrew Mackenzie
Chief Executive Officer
24 November 2014
bhpbilliton
resourcing the future

Key themes
bhpbilliton
resourcing the future
We are delivering on our commitments
A simplified portfolio will maximise value for our shareholders
Now targeting at least another US$4.0 billion of productivity-led gains from our core portfolio
Safety is paramount
Managing our assets in a sustainable way for the benefit of all stakeholders
We are positioned for another year of record production
Our level of investment is expected to decline to US$14.2 billion in FY15 and US$13.0 billion in FY16 with no impact on growth
Our high-quality assets and solid A balance sheet enable us to generate superior shareholder returns
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 6

We are delivering on our commitments
bhpbilliton
resourcing the future
Our FY14 scorecard
Portfolio simplification
Announced proposed demerger having completed more than US$6.5 billion in divestments over the last two years at attractive valuations
Operating performance
Record low Total Recordable Injury Frequency of 4.2 per million hours worked
Strong operating performance with production records for 12 operations and four commodities
Sustainable productivity gains
Productivity-led gains of US$2.9 billion embedded, US$1.1 billion ahead of plan
- controllable cash costs US$1.9 billion
Capital & exploration expenditure
Capital and exploration expenditure 32% to US$15.2 billion as we continued to invest selectively in our portfolio of high-quality, high-return projects
Maximise free cash flow
Free cash flow - US$8.1 billion
Capital management
Net debt 6% to US$25.8 billion, maintained solid A credit rating, issued bonds totalling US$5.0 billion at attractive rates and extended the maturity curve to 10 years
Full-year base dividend - 4% to 121 US cents per share for a payout ratio of 48%
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 7

We pursue simplification when it maximises value for shareholders bhpbilliton
resourcing the future
We have been progressively simplifying our portfolio for more than a decade
– major transactions totalling more than US$6.5 billion completed in the last two years
– divestments priced at a premium to ascribed market value
Value and investment returns remain our priority
The demerger is the next logical step
A track record of maximising value and returns
(cumulative transaction proceeds1, US$ billion)
8
6
Jimblebar2
Pinto Valley
4
Richards Bay Minerals
2 Yeelirrie
Ekati
Browse
0
FY13 FY14
1. Includes proceeds from major transactions.
2. ITOCHU and Mitsui invested approximately US$822 million and US$720 million, respectively, in shares and loans of BHP Iron Ore (Jimblebar) Pty Ltd, representing an 8% and 7% interest in the Jimblebar mining hub and resource.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 8

A simpler and more productive organisation

bhpbilliton
resourcing the future

BHP Billiton core portfolio[1]

Operated

Minerals


Western Australia Iron Ore


Olympic Dam


Escondida


Pampa Norte


Queensland Coal[2]


NSW Energy Coal


Jansen project

Petroleum


Onshore US


Shenzi


Angostura


Pyrenees


Macedon

Non-operated

Minerals


Samarco


Antamina


Cerrejón

Petroleum


Atlantis


Mad Dog


Bass Strait


North West Shelf

Non core


Nickel West


New Mexico Coal


Smaller petroleum assets

1. Excludes exploration, appraisal and early stage development assets.
2. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP Billiton.

Andrew Mackenzie, Chief Executive Officer, 24 November 2014 Slide 9

Our existing structure has worked well
bhpbilliton
resourcing the future
Our existing organisational design has enabled us to develop and operate a complex, diversified portfolio of substantial scale and geographical spread
Functions
5 Businesses Petroleum Copper Iron Ore Coal AM&N
& Potash
41 Assets1
(30 operated)
Operations Operations Operations Operations Operations
Shared Services
1. Queensland Coal, which comprises BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC), included as one asset.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 10

The demerger will enable us to fundamentally redesign the business bhpbilliton
resourcing the future
The proposed demerger will provide the opportunity to make a step-change improvement in performance while retaining the benefits of scale and diversification
We will streamline our organisational design to better serve our core portfolio
– further simplify our management structure, reduce duplication and aggregate functional support
– leverage our common systems and processes to deliver continual improvement, akin to an advanced manufacturing process
– increase the use of our shared services centres for functional support teams
Functions
4 Businesses Petroleum Copper Iron Ore Coal
& Potash
19 Assets1
(12 operated)
Operations Operations Operations Operations
Shared Services
1. Queensland Coal, which comprises BHP Billiton Mitsubishi Alliance (BMA) and BHP Billiton Mitsui Coal (BMC), included as one asset. Excludes Nickel West which remains in the portfolio as non-core, and New Mexico Coal and several smaller petroleum assets which are under review.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 11

Now targeting at least US$4.0 billion of productivity-led gains from our core portfolio bhpbilliton
resourcing the future
Our simplified portfolio with substantial scale concentrated in four pillars will enable faster performance improvements across all businesses
– we will focus on our core capabilities without distraction
Within our core portfolio alone we are now targeting sustainable, productivity-led gains of at least US$4.0 billion1 by the end of FY17
– a minimum US$2.6 billion per annum reduction in cash costs
Productivity-led volume and cost efficiencies1
(US$ billion)
4.0
3.0
2.0
1.0
0.0
Cash costs Volumes Total
1. Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only by the end of FY17, relative to our FY14 baseline.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 12

The creation of a new high-quality global metals and mining company bhpbilliton
resourcing the future
The portfolio selected for NewCo includes 11 operated assets primarily in Australia and Southern Africa and a joint venture interest in Brazil
By tailoring its approach to optimise this portfolio, NewCo will seek to reduce overheads and increase productivity to ensure it operates at the lowest possible cost
NewCo’s assets are performing well with record quarterly production at the Alumar refinery, Mozal and Hotazel
NewCo
GEMCO Worsley Cannington
Hotazel Alumar Cerro Matoso
TEMCO Aluminium South Africa Illawarra Coal
Metalloys Mozal Energy Coal South Africa
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 13

A dedicated board and management team will bring renewed focus to this portfolio bhpbilliton
resourcing the future
Board1
David Crawford (Chairman)
Xolani Mkhwanazi
Keith Rumble
Chief Executive Officer2
Graham Kerr
Chief Operating
Officer
Africa
Chief Operating
Officer
Australia
Chief Financial
Officer
Brendan Harris
Chief Commercial
Officer
Chief Legal Officer
and Company
Secretary
Nicole Duncan
Chief People
Officer
1. Further Directors will be nominated in Q1 CY15.
2. Will be an Executive Director on the NewCo Board.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 14

The proposed demerger
bhpbilliton
resourcing the future
It is intended that NewCo would
– be an Australian incorporated company listed on the Australian Securities Exchange (ASX)
– have an inward secondary listing on the Johannesburg Stock Exchange (JSE)
– pursue a Standard listing on the UK Listing Authority’s Official List and admission to trading on the London Stock Exchange (LSE)
The proposed demerger is on track
– regulatory approvals received from the Australian Foreign Investment Review Board and Australian Taxation Office
– other required approvals progressing well
We will seek final Board approval to put the proposal to shareholders following the receipt of third party approvals on satisfactory terms
– we expect to release the Shareholder Circular and an Information Memorandum in March 2015
– we expect to hold a shareholder vote in May 2015
Listing of NewCo is planned for mid-CY15
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 15

Safety is paramount
bhpbilliton
resourcing the future
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
down 51%
6
4
2
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15 YTD
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 16

Managing our assets in a sustainable way for the benefit of all stakeholders bhpbilliton
resourcing the future
We aim to minimise our environmental impacts and deliver enduring benefits to biodiversity, ecosystems and other environmental resources
We are taking action to address climate change by reducing our emissions, adapting to physical impacts and working with others to develop effective policy and accelerate the deployment of low emissions technologies
Our total greenhouse gas (GHG) emissions reduced by 1.7 Mt compared to FY13, despite a 9% increase in production1, and remained below our FY06 baseline
We have reduced occupational exposures by 22% compared to our FY12 baseline
Minimising our greenhouse gas emissions2
(Mt CO2-e)
60
FY06 baseline4 Scope 13 Scope 23
40
20
0
FY12 FY13 FY14
Reducing our occupational exposures5
(carcinogen and airborne contaminant exposures, FY12=100)
100 Targeting a 10% reduction over 5 years6
75
50
25
0
FY12 FY13 FY14
1. Copper equivalent production based on FY13 average realised product prices.
2. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
3. Scope 1: direct GHG emissions from operated assets. Scope 2: indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets.
4. FY06 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
5. Exposures exceeding our occupational exposure limits if not for the use of personal protective equipment.
6. From FY12 to FY17 we are targeting a 10% reduction in potential occupational exposure to carcinogens and airborne contaminants.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 17

Managing our assets in a sustainable way for the benefit of all stakeholders bhpbilliton
resourcing the future
We engage regularly and openly with those interested in and affected by our operations
We support partnerships that promote social and economic development for the benefit of the broader community
Our community investment totalled US$242 million1 in FY14
We paid gross taxes and royalties of US$9.9 billion2 in FY14
Port Hedland
1. The expenditure represents BHP Billiton’s equity share for both operated and non-operated joint venture operations.
2. Comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 18

Delivering more volume from existing infrastructure and our growth projects ahead of schedule bhpbilliton
resourcing the future
Our core portfolio is on track to deliver production1 growth of 23% over the two years to the end of FY15 (16% from the broader portfolio)
– core portfolio production1 increased by 15% in FY14 (9% from the broader portfolio)
– record petroleum, iron ore and metallurgical coal production achieved in the September 2014 quarter
The ramp-up of major growth projects and our productivity agenda will deliver another year of record operational performance in FY15
– iron ore production of 225 Mt, up 11%
– copper production of 1.8 Mt, up 5%2
– petroleum liquids production of 122 MMboe3, up 15%2
– metallurgical coal production of 47 Mt, up 4%
Production1 growth from our core portfolio
(% change)
Petroleum liquids
Iron ore
Metallurgical coal
Core portfolio
Energy coal
Copper
0 25 50
FY14 versus FY13 FY15 versus FY144
1. Copper equivalent production based on FY13 average realised product prices.
2. Excludes operations which were sold during FY14 (Liverpool Bay and Pinto Valley).
3. Included in total petroleum production guidance of 255 MMboe.
4. Represents the change in production from FY14 to FY15 relative to the FY13 baseline.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 19

Cost efficiencies of US$1.9 billion delivered in FY14 with more to come bhpbilliton
resourcing the future
Our commitment to further improve the competitive position of our assets underpinned a US$1.9 billion reduction in controllable cash costs in FY14
Targeting a significant reduction in unit cash costs1 across our major basins in FY15
– WAIO unit costs2 expected to decline by 15%
– Queensland Coal unit costs expected to decline by 10%
– Onshore US unit costs expected to decline by 10%
– Escondida unit costs3 expected to decline by more than 5%
Combined with savings from the rest of our core portfolio, we are well positioned to reduce cash costs by more than US$2.6 billion by the end of FY17
Further reduction in unit costs expected in FY15
(% change, FY15 versus FY14)
WAIO
Queensland Coal
Onshore US
Escondida
0 (10) (20)
1. FY15 is based on an exchange rate of AUD/USD 0.91 (WAIO and Queensland Coal) and USD/CLP 568 (Escondida).
2. Excludes freight and royalties.
3. Excludes treatment and refining charges.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 20

Our framework to maximise shareholder returns
bhpbilliton
resourcing the future
Our purpose when allocating capital is to maximise total shareholder returns
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market
Our capital management framework remains unchanged
– we are committed to a strong balance sheet and a solid A credit rating
– we will seek to at least maintain or grow our base dividend in every reporting period
– we will continue to invest selectively in our diversified portfolio to maximise value and returns through the cycle
– we will continue to return excess capital to shareholders in the most efficient way
NPV
ROC
Capital allocation
Maximise shareholder returns
Margins
IRR
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 21

Our strong balance sheet ensures we have access to capital at a consistently lower cost bhpbilliton
resourcing the future
We remain committed to our solid A credit rating
– we manage to a single A1 or A21 through the cycle by considering expected cash flows in a low case scenario
It is a fundamental enabler of our strategy
– low cost of funding through the cycle
– access to sufficient liquidity, including during periods of significant market volatility
– access to diverse sources of funding
– a well-balanced maturity profile averaging ~10 years
– underpins an efficient cost of capital for the Group
Return excess to shareholders Strong balance sheet & solid A credit rating
Capital allocation
Investment Progressive base dividend
Low cost access to funding Credit spread
(US$ billion) (in bps, US$ 10-year)
7.0 700
3.5 350
0.0 0 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
BHP Billiton issuances
Single A margin over US$ LIBOR BBB margin over US$ LIBOR
Implied BHP Billiton issuance margin over US$ LIBOR
1. Single A is a Standard & Poor’s credit rating and A2 is a Moody’s credit rating.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 22

An unbroken dividend with a higher growth rate
bhpbilliton
resourcing the future
By having a strong balance sheet and investing in our best businesses we have delivered superior growth in our base dividend
– increased at a CAGR of 17%1
– unbroken during the global financial crisis, a key point of differentiation
Following the proposed demerger we will seek to steadily increase or at least maintain our dividend per share, implying a higher payout ratio
– underpinned by the strong margins and returns generated by our uniquely diversified core portfolio
Return excess to shareholders Strong balance sheet & solid A credit rating
Capital allocation
Investment Progressive base dividend
Strong growth in our progressive base dividend2
(dividends declared, US cents per share, index, FY04=100)
500
CAGR: 17%1
250
0
FY04 FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
BHP Billiton Peer A- Peer BBB
1. Refers to Compound Annual Growth Rate (CAGR) over the period FY04 to FY14.
2. Peer group based on LSE constituents: Anglo American and Rio Tinto.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 23

Disciplined investment process to maximise value and returns bhpbilliton
resourcing the future
Our rigorous process considers all alternatives for capital
– continued investment in our business
– portfolio simplification
– the growth rate of our dividend
– an investment in our own shares
Capital and exploration expenditure1 declined by 32% in FY14 to US$15.2 billion
Our level of investment is expected to decline to US$14.2 billion in FY15 and to US$13.0 billion in FY16
Return excess to shareholders Strong balance sheet & solid A credit rating
Capital allocation
Investment Progressive base dividend
A substantial reduction in expenditure
(capital and exploration expenditure, US$ billion)
25
20 32%
reduction
15
10
5
0
FY13 FY14 FY15e FY16e
Maintenance2 Exploration
Onshore US Conventional
Approved minerals projects FY16 guidance
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 24

Improving capital productivity
bhpbilliton
resourcing the future
Our opportunity-rich portfolio remains a key point of differentiation
By operating within a disciplined framework and by testing all investment decisions against challenging criteria we will increase the capital efficiency of the Group
– we continue to forecast an average investment return of >20%1 for our portfolio of high-quality development options
As we improve capital productivity we may choose to invest less without penalising the long-term value equation
NPV
ROC
Capital allocation
Maximise shareholder returns
Margins
IRR
Competition has raised investment returns2
(nominal IRR, %)
Returns Projected average IRR2 of >20%
FY12 plan
FY15 plan
Value
1. Ungeared, post tax, nominal rate of return.
2. Includes our favoured six operated major project options with outlier projects scaled for illustrative purposes. FY12 plan normalised for price and foreign exchange.
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 25

Our strategy and strong balance sheet have delivered superior returns for our shareholders bhpbilliton
resourcing the future

Key enablers for total shareholder returns

Metrics over 10 years[1]	BHP Billiton A+	Peer A-	Peer BBB
Cost of funding spread (basis points)[2]	72	106	182
Unbroken progressive dividend	✓	✗	✗
Dividend CAGR[3]	17%	14%	4%
Buy-back (% of issued shares repurchased)[4]	15%	(18%)	6%
Total capital return	$64 bn[5]	$18 bn	$22 bn
Return on capital	28%	21%	14%
Total shareholder returns	**394%**	**245%**	**47%**



Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Progressive base dividend
Investment

Source: Annual reports and Bloomberg.

1. Peer group based on LSE constituents: Anglo American and Rio Tinto. Standard & Poor's ratings sourced from Bloomberg. All metrics over 10 years unless stated otherwise.
2. Indicative cost of debt (based on current g-spread of 10-year bonds issued in 2012). The g-spread is calculated as the spread differential between the security's yield and the interpolated government rate (United States Treasury).
3. Refers to Compound Annual Growth Rate.
4. Includes buy-backs and right issues.
5. Included US$22.6 billion buy-backs at an average price of less than US$25 per share.

Andrew Mackenzie, Chief Executive Officer, 24 November 2014 Slide 26

Key themes
bhpbilliton
resourcing the future
We are delivering on our commitments
A simplified portfolio will maximise value for our shareholders
Now targeting at least another US$4.0 billion of productivity-led gains from our core portfolio
Safety is paramount
Managing our assets in a sustainable way for the benefit of all stakeholders
We are positioned for another year of record production
Our level of investment is expected to decline to US$14.2 billion in FY15 and US$13.0 billion in FY16 with no impact on growth
Our high-quality assets and solid A balance sheet enable us to generate superior shareholder returns
Andrew Mackenzie, Chief Executive Officer, 24 November 2014
Slide 27

bhpbilliton
resourcing the future

POS BRAVERY
JEJU
Nelson Point
Uniquely placed to
resource the future
bhpbilliton
resourcing the future
Mike Henry
President – HSE, Marketing and Technology
24 November 2014

Disclaimer
Bhpbilliton
resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 2

Key themes
bhpbilliton
resourcing the future
Virtuous cycle of industrialisation, urbanisation and consumption in emerging economies is expected to continue to underpin long-term commodities demand growth
We retain a margin advantage for our steelmaking raw materials based on our quality and cost position
Copper will remain supply constrained and a deficit is expected beyond 2018
Energy demand growth will remain positive although the shape of future energy demand mix is difficult to predict
Population growth and the shift towards higher protein diets will require more productive crops given the limited availability of arable land
Our diversified portfolio is uniquely placed to resource the future
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 3

We consider divergent yet plausible scenarios in
our portfolio decisions
bhpbilliton
resourcing the future
Our corporate planning process is underpinned by scenario analysis
- encompasses a spectrum of potential outcomes for key global uncertainties
- considers technical, economic, political and global governance trends
- explores potential portfolio discontinuities and opportunities
- tests the robustness of our portfolio against potential financial and non-financial outcomes
Bottom-up sectoral and commodity analysis provides further insight
- focused on key drivers of demand and supply
- informed by our customer relationships and proprietary research
Scenario analysis
Green
Scarcity
Central
Protectionism
Globalism
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 4

Emerging economies will continue to
drive global growth and commodities demand
bhpbilliton
resourcing the future
Demand for our commodities continues to be strong, underpinning the long-term outlook for our portfolio of products
The transition to consumption-led growth in the developing world is underway and will change the shape of commodities demand
- early stage investment-led growth is steel intensive
- demand for copper and electricity increases as an economy transitions to manufacturing-led growth
- consumption and services-led growth support long-term demand for energy and food
Source: BHP Billiton; Global Insight.
Continued momentum in the emerging economies…
(GDP, US$ trillions, 2010 Purchasing Power Parity)
150 Advanced economies Emerging & developing economies 100 50 0 2000 2005 2010 2015 2020 2025 2030
…will support commodity demand growth
(index, 2014=100)
250 200 150 100 2014 Energy coal (contestable) Iron ore (contestable) Potash Copper (semis) LNG 2016 2018 2020 2022 2024 2026 2028 2030
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 5

The urbanisation and industrialisation of the
developing world is far from complete
bhpbilliton
resourcing the future
Urbanisation and industrialisation in the developing world continues to underpin commodities demand
- potential for ~250 million people to urbanise in China by 2030
The emergence of the middle class in Asia will be unprecedented in scale
- potential for ~75 million light duty vehicles to be produced annually in Asia by 2030
- potential for ~100 million new air conditioners to be installed in India by 2030
- potential for ~24 Mt more meat1 to be consumed per year in Asia by 2030
Source: United Nations, Department of Economic and Social Affairs, Population Division (2014);
World Urbanization Prospects: The 2014 Revision; National Bureau of Statistics of China;
McKinsey; BBVA; HSBC Research; IHS Global Insight; BHP Billiton.
1. Includes broiler, pork, beef and veal meat.
2. Light duty vehicles include passenger cars and light commercial vehicles. Note: 2013 estimates.
Urbanisation rates 2015-50 (%) UN projected increase in urban population 2015-50
100 0.2bn 80 1.7bn 60 0.5bn 40 20 2015e 2030e 2050e
High income Middle income Low income
Light duty vehicle penetration2
(number of vehicles per thousand people)
800 600 400 200 0 Other Latin America India Brazil Middle East China US Japan Europe Mexico
1 10 100
GDP/capita
(US$ thousands, log scale)
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 6

We retain a margin advantage for our
steelmaking raw materials
bhpbilliton
resourcing the future
Iron ore
Growth in low-cost seaborne supply will continue
to outpace demand and the cost curve will flatten
Longer term, an increase in scrap availability in
China will impact demand for pig iron
Metallurgical coal
The market will recover from current cyclical lows
with the exit of high-cost supply
– supply cuts totalling 21 Mtpa have already
been announced with further cuts likely as
oversupply remains
– China is expected to remain a significant
importer but much of its demand growth will be
met by domestic supply
A scarcity of high-quality resources will underpin
longer-term seaborne demand in other emerging
economies
Source: BHP Billiton; cost curve from Macquarie Bank; Wood Mackenzie May 2014.
1. HCC refers to hard coking coal.
2. J/K/T refers to Japan, Korea and Taiwan.
The iron ore cost curve is flattening
(CIF China equivalent basis, US$/t, nominal)
CY13
CY15
Cumulative volume
(Mt)
HCC1 has broader emerging market exposure
(seaborne demand, index, 2014=100)
160 120 80 40 0 2009 2014 2019 2024 2030
Europe J/K/T2 China India RoW
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 7

Copper will remain supply constrained and a
deficit is expected beyond 2018
bhpbilliton
resourcing the future
The outlook for copper demand remains compelling as emerging economies transition to consumption-led growth
- Chinese copper semis intensity is equivalent to Japan’s in the 1960s
- global copper demand is expected to grow at a CAGR of 2.3% to 2030
In the near term, new supply induced by high prices will marginally exceed demand growth
Beyond 2018, a significant deficit is expected to emerge
- grade decline remains an ongoing challenge
- existing and new greenfield supply will face a shortage of ready-made power and water supply
- these factors will also significantly impact the cost of global supply
Source: BHP Billiton; Wood Mackenzie.
1. Production from current operating mines and committed new projects, copper grade data only available until 2025.
Strong consumption growth from Asia (ex-Japan)
(copper semis, Mt)
30 20 10 0 20102015202020252030
Consumer & other Electrical Transport Construction Industrial
Copper grade decline will lead to a deficit market1
(Mt) (% Cu in the mill)
4 1.10 0 1.05 (4) 1.00 (8) 0.95 (12) 0.90 Surplus/deficit (LHS) Cu grade (RHS) (16) 0.85
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2030
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 8

Energy demand growth will remain positive…
bhpbilliton
resourcing the future
Increasing energy demand is projected under a variety of scenarios, with electrification and transport leading the growth
Electricity generation is forecast to rise strongly across multiple end-use sectors
1.7 billion people expected to gain first access to electricity by 2030
Industrial use of energy in manufacturing grows to meet increased demand for consumables
Transportation fuel requirements are forecast to increase
more households in developing countries are able to purchase private vehicles, often for the first time demand for aviation and sea freight is on the rise
Source: BHP Billiton; Energy Balances ©OECD/IEA, 2013; World Energy Outlook ©OECD/IEA, 2012; New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
The global energy complex will remain diverse
(growth in primary energy supply, index, 2010=100)
140
120
100
80
60
40
20
0
2010 2015 2020 2025 2030
Coal Natural gas Oil Nuclear Renewables
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014
Slide 9

… although the shape of future energy demand
is difficult to predict
bhpbilliton
resourcing the future
Asia is expected to account for two thirds of energy demand growth to 2030 growth in China and India will be equivalent to current US energy demand
Global and regional energy policies, together with economic policy, will significantly influence the shape of future energy demand
Carbon emissions and climate change represent key challenges for the energy sector
Our diversified portfolio will provide us flexibility as the world makes its energy choices
Source: BHP Billiton; Energy Balances ©OECD/IEA, 2014; World Energy Outlook ©OECD/IEA, 2013; Wood Mackenzie; EIA.
Energy balances by region
North America
2010 2030
Europe
2010 2030
CIS
2010 2030
Asia
2010 2030
Middle East
2010 2030
South America
2010 2030
Africa
2010 2030
Australia
2010 2030
Demand
Supply
Renewables
Uranium
Thermal coal
Natural gas
Oil
Net imports
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 10

Population growth and the shift towards higher
protein diets will require more productive crops
bhpbilliton
resourcing the future
The long-term demand fundamentals for agricultural products remain attractive growing global population
greater economic prosperity
changing food consumption patterns
Constraints on arable land will require higher yields to meet crop demands
Soil conditions in key crop producing countries require higher potash application rates in order to grow output
The world needs new greenfield potash capacity to meet demand beyond 2020
Our large resource base can underpin the staged development of a low-cost potash business that will generate attractive investment returns
Source: BHP Billiton; IHS Global Insight; Food and Agriculture Organization of the United Nations.
Note: Crops include corn, soybeans, wheat, rice, barley, sorghum, cotton, sunflower, rapeseed, sugarbeets, sugarcane.
People fed per hectare of arable land
(number of people)
3.1 3.5 4.0 4.5 4.8 5.1
1980 1990 2000 2010 2020e 2030e
A deficit will emerge in potash beyond 2020
(muriate of potash, Mt)
Supply < Demand
2011-2020e 2021-2030e
Cumulative supply Cumulative demand
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 11

A diversified portfolio resourcing the future

bhpbilliton
resourcing the future

- Our core portfolio[1] reflects our differentiated strategy
  - large, long-life, low-cost, expandable, upstream assets
  - diversified by commodity, geography and market
- It provides broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets
- This unique level of diversification and our OECD oriented footprint affords greater flexibility and resilience as we respond to changes in commodity markets
- Our low-cost position will be further enhanced by our productivity agenda ensuring our portfolio continues to deliver value across a wide range of scenarios

Diversified by commodity, geography and market
(core portfolio, FY14 % contribution)



100
75
50
25
0
Coal
Petroleum
Copper
Iron Ore
North America
South America
Australia
RoW
Australia
Europe
North America
Other Asia
India
Japan
China
Revenue by commodity²
Revenue by geography²
Revenue by market³

Sales profile by end-use sector[3]
(% of copper equivalent units of production)



Other
Consumer durables
Heating
Machinery/ capital goods
Industry & feedstock
Transportation
Power & electronics
Construction

1. Core portfolio following successful execution of proposed demerger.
2. Excludes third party trading activities.
3. Revenue by market represents location of customer.
4. Current BHP Billiton portfolio excluding Aluminium and Nickel. End use sectors approximated using total market share of consumption (exact final use of BHP Billiton products could vary).

Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 12

Key themes
bhpbilliton
resourcing the future
Virtuous cycle of industrialisation, urbanisation and consumption in emerging economies is expected to continue to underpin long-term commodities demand growth
We retain a margin advantage for our steelmaking raw materials based on our quality and cost position
Copper will remain supply constrained and a deficit is expected beyond 2018
Energy demand growth will remain positive although the shape of future energy demand mix is difficult to predict
Population growth and the shift towards higher protein diets will require more productive crops given the limited availability of arable land
Our diversified portfolio is uniquely placed to resource the future
Mike Henry, President - HSE, Marketing and Technology, 24 November 2014 Slide 13

bhpbilliton
resourcing the future

Queensland Coal
Improving productivity and sustainably lowering costs
Dean Dalla Valle
President – Coal
24 November 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Dean Dalla Valle, President Coal, 24 November 2014 Slide 2

Statement of JORC resources

Coal Resources

This presentation includes information on Coal Resources (inclusive of Coal Reserves). Coal Resources are compiled by J Field (MAusIMM). J Field is a full time employee of BHP Billiton, has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This is based on Coal Resource information in the BHP Billiton 2010 and 2014 Annual Report for all assets. All reports can be found at www.bhpbilliton.com.

2010 information is reported under 'JORC 2004' and 2014 information is reported under 'JORC 2012'.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Coal Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

Coal Resource classifications (100% basis) for each province, where relevant, are contained in Table 1.

Table 1

Asset	Measured Resource (Mt)		Indicated Resource (Mt)		Inferred Resource (Mt)		BHP Billiton interest (%)	
Metallurgical coal	**2010**	**2014**	**2010**	**2014**	**2010**	**2014**	**2010**	**2014**
CQCA and Gregory JV	2,340	2,770	4,319	4,783	3,966	3,944	50	50
BHP Mitsui	199	273	721	1,797	1,250	368	80	80
Illawarra Coal	278	269	234	477	667	560	100	100
IndoMet Coal	83	83	32	185	658	1,003	75	75
Energy coal								
New Mexico[1]	145	90	42	43	0	1	100	100
South Africa	1,681	2,691	2,350	688	1,784	1,791	95[2]	90
Australia	1,245	1,582	2,692	2,346	1,869	1,721	100	100
Colombia	1,737	2,885	330	988	127	695	33.3	33.3

1. New Mexico excludes Navajo mine which was sold on 30 December 2013, however BHP Billiton retains control until full consideration is received.
2. Weighted average equity interest.

Dean Dalla Valle, President Coal, 24 November 2014 Slide 3

Key themes
bhpbilliton
resourcing the future
Driving ongoing improvement in our health, safety, environment and community performance
Our business is underpinned by a large, high-quality resource base
We have re-established our competitive advantage by closing high-cost capacity and sustainably reducing costs
We have a structured approach to productivity
We will maximise the utilisation of installed capacity
All our coal operations are cash positive despite the low price environment
Simplification of the portfolio will provide additional opportunity
Dean Dalla Valle, President Coal, 24 November 2014
Slide 4

We value safe and sustainable operations above
all else
bhpbilliton
resourcing the future
We continue to improve TRIF1 as an indicator of our safety leadership
Our focus is on elimination of fatalities and serious injuries by rapidly improving our ability to manage material risks
We are sustainably managing our environmental impacts and making a positive contribution to our local communities
- US$10 million of voluntary investments in our communities during FY14
- local procurement programs such as the Local Buying Program in the Bowen Basin
1. Total Recordable Injury Frequency (TRIF).
Improving our safety performance
(12 month rolling average TRIF per million hours worked)
12
9
6
3
0
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
Warrae Wanni Program
Dean Dalla Valle, President Coal, 24 November 2014
Slide 5

Coal – a key pillar of BHP Billiton
bhpbilliton
resourcing the future
Strong performance over the last five years reflects the underlying quality of our coal assets
- 17% of total BHP Billiton production1
- over US$10 billion of Underlying EBIT, representing 8% of the Group total
- over US$14 billion of cash generated from operations, representing 9% of the Group total
Our strategy and early focus on costs has delivered significant productivity gains against the backdrop of a challenging external environment
- US$2.4 billion in cost and volume efficiencies2 embedded
1. Based on copper equivalent production calculated using FY10 average prices.
2. Represents annualised volume and/or cash cost productivity efficiencies embedded within the FY14 result relative to the FY12 baseline.
Share of BHP Billiton production1
(%)
20
15
10
5
0
FY10
FY11
FY12
FY13
FY14
Share of BHP Billiton Underlying EBIT
(%)
15
10
5
0
FY10
FY11
FY12
FY13
FY14
Dean Dalla Valle, President Coal, 24 November 2014
Slide 6

Our business is underpinned by a high-quality
resource base
bhpbilliton
resourcing the future
Coal resources1,2
(Bt, 100% basis)
40
+11%
30
20
10
0
FY10
FY14
Energy coal
Metallurgical coal
New Mexico Coal
Cerrejón Coal
Energy Coal South Africa
IndoMet Coal project
Queensland Coal3
(QCoal)
NSW Energy Coal
(NSWEC)
Illawarra Coal
Core portfolio
NewCo portfolio
Non-core
Note: Bubble size in the legend represents a resource of one billion tonnes as at 30 June 2014.
1. Resource and Reserve confidence classification and grades are tabulated in Table 1 on slide 3.
2. Excludes Navajo mine which was sold on 30 December 2013, however BHP Billiton retains control until full consideration is received.
3. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset operated by BHP Billiton.
Dean Dalla Valle, President Coal, 24 November 2014
Slide 7

We have re-established our competitive
advantage by sustainably reducing costs
bhpbilliton
resourcing the future
Our Coal business has embedded US$2.4 billion of cost and volume efficiencies1, representing over one third of total savings achieved by the Group
We have fundamentally reset the cost base
- acted early to close high-cost, loss-making capacity at Norwich Park and Gregory open-cut mines in CY12
- metallurgical coal unit cash costs down 37% in two years
- energy coal unit cash costs down 21% in two years
- we have initiatives underway to reduce costs beyond these levels
1. Represents annualised volume and/or cash cost productivity efficiencies embedded within the FY14 result relative to the FY12 baseline.
Significant reduction in unit cash costs
(US$/t)
200
150
100
50
0
FY12
FY13
FY14
Metallurgical coal
Energy coal
Dean Dalla Valle, President Coal, 24 November 2014
Slide 8

Leveraging our marketing expertise to maximise
margins
bhpbilliton
resourcing the future
Our marketing team is a major contributor to Coal’s productivity agenda
- transparent pricing to enable full value recognition for our high-quality resources
- promoting the technical properties of our coals to ensure full recognition of their value in use
- optimising the end-to-end supply chain leading to lower rail and port costs, higher throughput and reduced demurrage
Source: BHP Billiton analysis; Platts Market Heards.
1. PLV refers to premium low volatile product. BHP Billiton PLV comprises Peak Downs and Saraji product.
Spot PLV price realisation vs Platts PLV index1
(index, Platts PLV=100)
Jan 13
Mar 13
May 13
Jul 13
Sep 13
Nov 13
Jan 14
Mar 14
May 14
Jul 14
Sep 14
BHP Billiton
Peers
Dean Dalla Valle, President Coal, 24 November 2014
Slide 9

Our people are becoming more productive
bhpbilliton
resourcing the future
People productivity is a key value driver
- labour and contractors represent approximately half our operating costs
- we reduced our total labour spend by 23% in FY14
- the ability to benchmark performance is creating healthy competition
- achieved a 29% increase in material moved per employee1 in FY14
A diverse workforce is key to improving future productivity
- provision of residential and fly-in-fly-out employment opportunities
- female representation of ~25% at our new Caval Ridge and Daunia mines
1. Represents QCoal and NSWEC.
2. Excludes royalties.
3. FTE refers to full-time equivalent.
Breakdown of FY14 costs2
(QCoal)
(NSWEC)
8%
21%
14%
13%
32%
12%
8%
14%
27%
20%
15%
16%
Labour
Contractors and consultants
Fuel and energy
Raw materials and consumables
Freight and distribution
Other
Significant uplift in people productivity
(tonnes moved per FTE3, index, FY13=100)
150
125
100
75
QCoal
NSWEC
FY13
FY14
FY15 YTD
Dean Dalla Valle, President Coal, 24 November 2014
Slide 10

We will continue to improve our equipment
utilisation
bhpbilliton
resourcing the future
Our initiatives continue to deliver more volume from existing equipment at lower unit costs
Improved truck performance has reduced material movement costs which is a substantial proportion of the cost base
- targeting benchmark performance of 6,000 hours1 per year
Wash-plant utilisation has increased by 13% in FY14 at Queensland Coal
- targeting benchmark performance of 8,000 hours per year
1. Excludes queue time.
Improving QCoal ultra class haul truck performance
(hours, 12 month moving average, index, July 2013=100)
75
100
125
Jul 13
Sep 13
Nov 13
Jan 14
Mar 14
May 14
Jul 14
Sep 14
Increasing QCoal wash-plant production time
(hours, 12 month moving average, index, July 2013=100)
90
100
110
120
Jul 13
Sep 13
Nov 13
Jan 14
Mar 14
May 14
Jul 14
Sep 14
Dean Dalla Valle, President Coal, 24 November 2014
Slide 11

Peak Downs: delivering benchmark productivity
bhpbilliton
resourcing the future
Peak Downs increased production by 8% from existing infrastructure and reduced operating costs by 18% in FY14
– nearing wash-plant benchmark performance of 8,000 hours per year
We have a clear understanding of our installed capacity, the performance benchmarks and the bottlenecks
We have adopted a multi-faceted approach to improvement
– leadership and workforce participation – “lean” based approach with extensive use of visual performance metrics
– increased level of planned maintenance and discipline using our common systems
– modified plant maintenance regime
– eliminated plant feed delays
Maximising Peak Downs production (Mtpa, 100% basis)
10.0
9.5
+8%
9.0
8.5
8.0
FY13
FY14
Improving wash-plant production time (hours, 12 month moving average, index, Jan 2013=100)
85 100 115 130
Jan 13
Mar 13
May 13
Jul 13
Sep 13
Nov 13
Jan 14
Mar 14
May 14
Jul 14
Sep 14
Dean Dalla Valle, President Coal, 24 November 2014
Slide 12

Poitrel: optimising mine plans to lower costs
bhpbilliton
resourcing the future
A significant improvement in coal recovery at Poitrel was underpinned by an 11% reduction in overburden during FY14
– improved blast hole charge placements, depth, backfill and standoff from coal roof
– well defined plans and matched operating practices have supported excavation to optimised levels
– delivered cost savings of A$3/t during the period
Progression through the mine plan (September 2013 to August 2014)
Strip 11
Strip 12
Strip 13
Strip 14
Direction of mining
Difference between Mined Top of Coal vs Modelled Top of Coal
-2.00 m -0.60 m
-0.60 m -0.20 m
-0.20 m -0.00 m
Dean Dalla Valle, President Coal, 24 November 2014
Slide 13

NSWEC: improved equipment utilisation and mine planning delivering tangible benefits bhpbilliton resourcing the future
Equipment productivity will deliver further cost savings
– increasing digging rates and hours will enable a reduction from 12 to 10 loading units
– uplift in truck hours and payload will enable a 25% reduction in haul trucks
Improved mine planning is delivering tangible benefits
– reducing strip ratio by standardising high-wall angles, improving coal recovery and redesigning plans around major faults
– reducing cycle time by improving haul routing and eliminating congestion
Optimisation of maintenance will underpin additional savings
Excavator dig rates are increasing (bcm/hour, rolling 14 day average)
1,800 1,600 1,400 1,200
Jul 13 Sep 13 Nov 13 Jan 14 Mar 14 May 14 Jul 14 Sep 14
CAT 793 payload performance is improving (% of capacity)
100 95 90
Jul 13 Sep 13 Nov 13 Jan 14 Mar 14 May 14 Jul 14 Sep 14
Dean Dalla Valle, President Coal, 24 November 2014
Slide 14

Systematically targeting our external spend
bhpbilliton resourcing the future
Our supply expenditure has reduced by ~US$400 million relative to FY12 with additional savings to come
We continue to focus on lowering external supply expenditure
– reduction in contractor stripping costs as we maximise efficiency of our equipment
– lowering of contract rates for all goods and services
– adoption of rapid tendering of key inputs via supply innovations
Annualised supply savings relative to FY12 (US$ million)
800
400
0
FY13 FY14 FY15e
Dean Dalla Valle, President Coal, 24 November 2014
Slide 15

Our plans will deliver significant cost reductions
bhpbilliton resourcing the future
We expect further cost reductions across our operations
– targeting a 10% reduction in unit costs in FY151 at Queensland Coal to below US$90/t
– targeting a 15% reduction in unit costs at NSWEC by FY161 to below US$45/t
Targeting further reductions in QCoal unit costs1 (US$/t)
200 150 100 50 0
FY11 FY12 FY13 FY14 FY15e
Targeting further reductions in NSWEC unit costs1 (US$/t)
80 60 40 20 0
FY11 FY12 FY13 FY14 FY15e
1. Unit cash costs. FY15e and FY16e is based on an exchange rate of AUD/USD 0.91.
Dean Dalla Valle, President Coal, 24 November 2014
Slide 16

Maximising the utilisation of installed capacity
bhpbilliton resourcing the future
Record metallurgical coal volumes of 47 Mt anticipated in FY15
– Caval Ridge operating at full capacity
– continued improvement in equipment utilisation across all operations
– production is excepted to commence from our 1 Mtpa trial mine in Indonesia during H2 FY15
Energy coal volumes are expected to remain steady at 73 Mt in FY15
Targeting 4% growth in metallurgical coal production1 (Mtpa)
55 40 25
FY12 FY13 FY14 FY15e
Energy coal production is expected to remain steady (Mtpa)
75 65 55
FY12 FY13 FY14 FY15e
Base Productivity gains Growth
1. Production ceased at the 5.5 Mt (100% basis) Norwich Park mine on 11 May 2012 and the 1.25 Mt (100% basis) Gregory open-cut mine on 10 October 2012.
Dean Dalla Valle, President Coal, 24 November 2014
Slide 17

Our major growth projects are nearing completion
bhpbilliton resourcing the future
Two major capital projects delivered first production in FY14
– 5.5 Mtpa Caval Ridge hard coking coal project delivered three months ahead of schedule and under budget, operating at capacity in the September 2014 quarter
– Cerrejón P40 project delivered first coal on schedule
Hay Point Stage Three Expansion will increase port capacity from 44 Mtpa to 55 Mtpa
– expected completion in CY15
Coal capital and exploration expenditure1 (US$ billion)
4.0 3.0 2.0 1.0 0.0
FY11 FY12 FY13 FY14 FY15e FY16e2
Exploration Major project Minor and sustaining Forecast
1. Shown on an equity accounted basis.
2. FY16 excludes Illawarra Coal and Energy Coal South Africa, selected as part of proposed new company.
Dean Dalla Valle, President Coal, 24 November 2014
Slide 18

Simplification of the portfolio will provide additional opportunity bhpbilliton resourcing the future
The proposed demerger will further simplify the Coal Business and accelerate productivity gains
– enhanced focus on fewer large, long-life assets with a reduction in core operations1 from 19 to 12
– simplified organisational structure and processes with centralisation of functional activities
– commonality of fleet and concentration of operations in Australia
– allows management to focus on the high-margin export market
We continue to review options for the San Juan mine
South Walker Creek
1. Excludes Norwich Park, Gregory, Navajo and San Juan mines, and the IndoMet Coal Project.
Dean Dalla Valle, President Coal, 24 November 2014
Slide 19

Key themes
bhpbilliton resourcing the future
Driving ongoing improvement in our health, safety, environment and community performance
Our business is underpinned by a large, high-quality resource base
We have re-established our competitive advantage by closing high-cost capacity and sustainably reducing costs
We have a structured approach to productivity
We will maximise the utilisation of installed capacity
All our coal operations are cash positive despite the low price environment
Simplification of the portfolio will provide additional opportunity
Dean Dalla Valle, President Coal, 24 November 2014
Slide 20

bhpbilliton resourcing the future

Escondida
Maximising the potential of our unique orebodies
Peter Beaven
Chief Financial Officer
24 November 2014
bhpbilliton resourcing the future

Disclaimer
bhpbilliton resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 2

Statement of JORC resources
bhpbilliton resourcing the future
Mineral Resources
The information in this presentation that relates to the FY2014 Mineral Resources (inclusive of Ore Reserves) was first reported by the Company in compliance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012’ (‘The JORC Code 2012 Edition’) in the 2014 BHP Billiton Annual Report on 25 September 2014. All reports are available to view on http://www.bhpbilliton.com.
Mineral Resources are reported by S. O’Connell (MAusIMM) – Olympic Dam, L. Soto (MAusIMM), M Cortes (MAusIMM, both employed at Minera Escondida Limitada) – Escondida, Pampa Escondida, Pinta Verde, R. Turner (MAusIMM, employed by Golder Associates) – Chimborazo, M. Tapia (MAusIMM) - Cerro Colorado and Spence – combined as Pampa Norte, L. Canchis (MAusIMM, employed by Minera Antamina SA) - Antamina,
The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the original market announcements.
The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Mineral Resources under the 2012 edition of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Mineral Resources information in the supporting documentation and agree with the form and context of the information presented.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 3

Mineral Inventory classifications

bhpbilliton
resourcing the future

Mineral Resources

Table 1

Deposit	Ore Type	Measured Resource (Mt)	Indicated Resource (Mt)	Inferred Resource (Mt)	FY14 ROM production (Mt)	Resource Life[3] (Years)	BHP Billiton interest (%)
Copper							
Escondida[1]	All	5,750 @ 0.65% Cu	4,070 @ 0.53% Cu	16,400 @ 0.48% Cu	148	>100	57.5
Pampa Norte[2]	All	860 @ 0.6% Cu	1,130 @ 0.48% Cu	1,100 @ 0.40% Cu	52	59	100
Spence	Oxide	49 @ 0.85% Cu	6.7@ 0.73% Cu				
	Low-grade oxide	7@ 0.26% Cu	56 @ 0.24% Cu	26 @ 0.17% Cu			
	Supergene sulphides	145 @ 0.92% Cu	50 @ 0.59% Cu	4 @ 0.49% Cu			
	Transitional sulphides	24 @ 0.75% Cu	3.5 @ 0.51% Cu				
	Sulphide[4]	515 @ 0.47% Cu	795 @ 0.45% Cu	1,010 @ 0.39% Cu			
Olympic Dam	All	1,270 @ 0.95% Cu, 0.29kg/t U_3O_8, 0.4g/t Au, 2g/t Ag	4,680 @ 0.78% Cu, 0.24kg/t U_3O_8, 0.32g/t Au, 2g/t Ag	3,890 @ 0.72% Cu, 0.25kg/t U_3O_8, 0.24g/t Au, 1g/t Ag	11	>100	100
Antamina	All	240@ 0.91% Cu, 10g/t Ag, 0.6% Zn	827@ 0.88% Cu, 10g/t Ag, 0.7% Zn	1020@ 0.82% Cu, 10g/t Ag, 0.6% Zn	45	46	33.8

1. Escondida includes Escondida, Pampa Escondida, Pinta Verde, and Chimborazo.
2. Pampa Norte is the sum total of Spence and Cerro Colorado.
3. Resource life is estimated from the FY14 classified Mineral Resources divided by the FY14 production rate on a 100% basis.
4. The sulphide ore type is equivalent to hypogene mineralisation.

Peter Beaven, Chief Financial Officer, 24 November 2014 Slide 4

Key themes
bhpbilliton resourcing the future
We value safe and sustainable operations above all else
We have a unique portfolio of four large, long-life, low-cost, expandable assets concentrated in Chile, Peru and Australia
Our proactive approach to address industry-wide challenges is a key differentiator
We have delivered substantial unit cost savings with more to come
We are focused on maximising the utilisation of our installed infrastructure through low-capital intensity projects with returns significantly exceeding 20%
Our compelling suite of longer-term growth projects could support total copper production capacity of well over 2.0 Mtpa with first quartile average C1 costs
Our world-class resource base provides significant optionality for decades to come
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 5

We value safe and sustainable operations above all else
bhpbilliton resourcing the future
Operating safely and in control
We have a strong and stable safety performance record underpinned by our focused approach to managing material risks
Managing our environmental footprint
We are reducing our CO2 emissions by switching to gas fired power generation in Chile
Our desalination project at Escondida will substantially reduce non-renewable water usage
Making a positive contribution to our communities
We have invested more than US$200 million in social programs over the last five years
We are working to improve the quality of life in Antofagasta via the creation of the CREO Plan2
We have received an ICARE3 Award in recognition of our contribution to Chile’s development
1. Total Recordable Injury Frequency (TRIF) for Escondida, Pampa Norte, Cannington and Olympic Dam.
2. A long term plan supported by the OECD to improve quality of life in Antofagasta, aligning public and private investment with citizen participation.
3. Instituto Chileno de Administración Racional de Empresas.
A strong and stable safety performance
(12 month rolling average TRIF1 per million hours worked)
8 6 4 2 0
FY08 FY09 FY10 FY11 FY12 FY13 FY14 FY15
San Pedro de Atacama library, Chile
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 6

Copper - a key pillar of BHP Billiton
bhpbilliton resourcing the future
Our Copper business has delivered exceptional returns over the last five years
- 21% of total BHP Billiton production1
- average Underlying EBIT margin of 42%
- US$26.7 billion of Underlying EBIT representing 21% of the Group total
- invested US$13.3 billion representing 17% of the Group total
- generated an average return on net operating assets of 34%2
Note: Financial information for FY13 onwards has been included on the basis of IFRS 10, IFRS 11 and IFRIC 20.
1. Based on copper equivalent production calculated using FY10 average realised prices.
2. Represents Underlying EBIT divided by Net Operating Assets.
A major contributor to production1
(% of BHP Billiton production)
25 20 15 10 5 0
FY10 FY11 FY12 FY13 FY14
A significant contributor to earnings
(% of BHP Billiton EBIT)
(% Underlying EBIT margin)
30 20 10 0
FY10 FY11 FY12 FY13 FY14
60 40 20 0
Copper Underlying EBIT share
Copper Underlying EBIT margin
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 7

A simple portfolio of unrivalled quality
bhpbilliton resourcing the future
A portfolio of some of the largest…
(FY14 attributable production, Mt)
2 1 0
Peer 1 Peer 2 Peer 3 BHP Billiton Peer 4 Peer 5 Peer 6 Peer 7
long-life, expandable…
(net equity ownership resources, Mt)
30 20 10 0
BHP Billiton Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Peer 6 Peer 7
low-cost assets in the industry
(CY14 C1 cash costs, US$/lb)
Antamina
Escondida
Spence
Olympic Dam
Cerro
Colorado
Resolution
100+
Resource life1 (years)
Operations Development option Offices
45+ Antamina
55+ Pampa Norte
100+ Escondida
Santiago
Singapore
(Marketing Hub)
Olympic Dam 100+
Source: Production data based on company reports and BHP Billiton analysis. C1 cost curve based on Wood Mackenzie data for peers and BHP Billiton data for own assets. 1. Resource life is estimated from the mineral resource divided by the FY14 production rate on a 100% basis. A breakdown of Mineral Resource by category is provided in Table 1, slide 4.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 8

Industry-wide challenges
bhpbilliton resourcing the future
As copper porphyries mature, a significant deficit is expected to emerge beyond 2018
- grade decline, higher strip ratios and longer cycle times underpin an attractive industry structure
Productivity in core producing regions remains a key industry challenge
- labour inflation, rising input costs and capital-intensive orebodies significantly impact the cost of global supply
Substantial requirement for desalination capacity to manage water constraints
More expensive sources of fuel will be required to ensure security of supply
With a differentiated approach to productivity, sustainable water and power solutions and our capital-efficient growth options, BHP Billiton is well positioned to outperform
Copper grade decline will lead to a deficit market1
(Mt) (% Cu in the mill)
4 0 (4) (8) (12) (16)
Surplus/deficit (LHS)
Cu grade (RHS)
1.10 1.05 1.00 0.95 0.90 0.85
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2030
Productivity varies significantly across core regions
(kt, material mined per employee)
120 90 60 30 0
Canada USA Chile
2011 2012 2013 2014 2015
Source: Wood Mackenzie and BHP Billiton - industry-wide sample of 12 Chilean and 11 North American open pit mines. 1. Production from current operating mines and committed new projects, copper grade data only available until 2025.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 9

Maximising the utilisation of installed capacity
bhpbilliton resourcing the future
We are leveraging our common systems and processes to drive continuous performance improvement
Our focus on maximising bottleneck throughput delivered strong results in FY14
- record material milled at Antamina
- record material mined at Olympic Dam
- 9% increase in mill throughput at Escondida
- 13% increase in ore processed at Spence
We also look beyond the bottleneck to improve underlying performance and reduce variability
Escondida truck utilisation has increased by 11% since FY131,2
We expect to achieve FY15 copper production guidance of 1.8 Mt as we manage water and power constraints and industrial relations
Improving mill performance at Escondida
(ktpd, index, FY12=100)
160 120 80 40 0
+13% +9% +1% (YTD)
FY12 FY13 FY14 FY15
Improving truck utilisation at Escondida1,2
(%, truck utilisation)
85 80 75 70 65
FY13
11% increase
FY15 YTD
FY13 Jul 13 Aug 13 Sep 13 Oct 13 Nov 13 Dec 13 Jan 14 Feb 14 Mar 14 Apr 14 May 14 Jun 14 Jul 14 Aug 14 Sep 14 Oct 14 FY15YTD
1. Data adjusted to exclude impact of industrial activity during September 2014.
2. Data based on primary haulage fleet.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 10

We remain cost competitive despite grade decline
We are preserving our competitive cost position despite declining grades across the Copper business
- FY15 material mined is expected to be 13% higher than FY12
- unit costs1 are expected to decline by 25%2 over the same period
We are forecasting a 30% reduction in Escondida’s FY15 unit costs relative to FY12
Moving more tonnes at lower cost
(index, total Copper business, FY12=100)
120 100 80 60
FY122 FY13 FY14 FY15e
Unit cash cost 1.2
Material mined
Remaining cost competitive at Escondida
(US$/lb, unit cash costs1,2)
1.8 1.2 0.6 0.0
down 30%
FY122 FY13 FY14 FY15e
1. Unit cash costs on a nominal basis excluding treatment and refining charges. FY15e is based on an exchange rate of USD/CLP 568.
2. FY12 includes an adjustment to the reported figures for the effect of IFRIC 20 on deferred stripping.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 11

Addressing grade variability at Escondida
bhpbilliton resourcing the future
Following three years of strong production growth at Escondida, expected year on year grade decline of 24% in FY16 will impact volumes
FY16 represents the low point in production for the remainder of the decade, despite continued grade decline
- significant productivity improvements will partially offset lower grades in FY16
OGP11 and the Los Colorados Extension will deliver a ~70%2 increase in total throughput, underpinned by our water and power solutions
- improved mine design will access high-grade ore adjacent to Los Colorados and return our mill head grade to 1% from the early 2020s
Post commissioning of the EWS1 in CY17, with three concentrators installed, Escondida can maintain production for a decade without the need for any further major capital investment
1. OGP1: Ogranic Growth Project 1; EWS: Escondida Water Supply project.
2. Three concentrators with potential to increase throughput capacity to ~375 ktpd relative to the 220 ktpd average achieved in FY14.
3. Unit cash costs on a nominal basis excluding treatment and refining charges. FY15e is based on an exchange rate of USD/CLP 568. FY16e is based on an exchange rate of USD/CLP 584. FY12 includes an adjustment to the reported figures for the effect of IFRIC 20 on deferred stripping.
Grade decline will impact volumes in the short term
(Mt, Escondida)
(% Cu in the mill)
1.5 1.0 0.5 0.0
1.8 1.2 0.6 0.0
FY12 FY13 FY14 FY15e FY16e
Total Production
Mill head grade
Offsetting grade decline with greater productivity
(US$/lb, unit cash costs3)
1.8 1.2 0.6 0.0
FY12 FY13 FY14 FY15e Grade Productivity FY16e
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 12

Our three concentrator strategy will offset grade decline at Escondida bhpbilliton resourcing the future
We are considering extending the life of the Los Colorados concentrator to FY30
- enables utilisation of three concentrators with a combined throughput capacity of ~375 ktpd
- requires new 110 ktpd crusher and conveying capacity as existing system will feed OGP1
- the revised mine plan retains access to the majority of high-grade ore for OGP1
- underpinned by existing water supply, EWS and further water management optimisation
- will be fed by diverting ore from the sulphide leach stream, increasing overall recoveries with no increase to material movement
An exceptionally low-capital intensity option which will defer the requirement for OGP2 and Los Colorados demolition capital
Expected to move into pre-feasibility in H1 CY15, subject to approval, with ramp-up in FY18 following EWS commissioning
We will retain access to higher grade ore
Main pit
Los Colorados
Revised mine plan
Original mine plan
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 13

Our water and power solutions are key enablers
bhpbilliton resourcing the future
Water availability is the bottleneck at Escondida until FY18
Our US$3.4 billion (100% basis) desalination facility at Escondida is on schedule for commissioning in CY17
- enables our three concentrator strategy at a competitive cost of production
- ensures the long-term viability of our operations in a sustainable manner
We have awarded a long-term power contract to underpin the development of a 517 MW gas-fired plant in Chile
- the project will be commissioned in CY16 and supply the future power needs of Escondida and Cerro Colorado
Escondida Water Supply (EWS) project
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 14

Debottlenecking Olympic Dam capacity to 235 ktpa
bhpbilliton resourcing the future
We plan to increase copper production capacity at Olympic Dam by ~50 ktpa1 from FY18
- expanding mine footprint into the Southern Mining Area to access higher grade ore and increase total ore hoisted to 11 Mtpa
- grades will recover to >2.2% by FY20
- enables full utilisation of the bottleneck at the smelter and refinery
Increased volumes and additional cost savings will place Olympic Dam in the first to second quartile of the C1 cost curve
Requires US$200 million of surface debottlenecking capital and the acceleration of long-term drilling plans and mine development
Underground mine development is currently in execution
1. Excludes potential impact of Olympic Dam 21 Mtpa Underground Expansion
Expanding our mining footprint at Olympic Dam
Northern Mining Area
~ 30% of resource
Mined stopes Planned stopes
ODP1 starter pit initial location
Southern Mining Area
~ 70% of resource
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 15

Low-cost recovery optimisation at Spence
bhpbilliton resourcing the future
Our Spence Recovery Optimisation project has the potential to increase copper recoveries by ~14% from FY16
- acceleration of heap leach kinetics and increased utilisation of leach pads
- low-capital intensity project will enable full utilisation of 200 ktpa tankhouse capacity in initial two years
- grades are expected to average ~0.7% for the remaining mine-life
The Spence supergene resource will be fully exhausted by the mid 2020s
Currently in pre-feasibility, subject to approval
Accelerating heap leach performance at Spence
(%, copper recoveries)
100 75 50 25 0
600
(days)
Without optimisation
With optimisation
Oxide Heap Leach Pads, Spence
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 16

A compelling suite of longer-term growth projects
bhpbilliton resourcing the future
Spence Growth Option
We are studying the development of the hypogene resource at Spence
- accesses ore beneath the current mine footprint, eliminating the need for pre-stripping and new mining equipment
- evaluating the construction of a 95 ktpd concentrator reliant on desalinated water
Leaching of the supergene continues in parallel until ~FY25, supplemented by the introduction of low-grade hypogene leaching in the early 2020s
Potential to deliver incremental copper capacity of ~200 ktpa in the first 10 years3
The project is well positioned to compete for capital given attractive copper and molybdenum grades
Currently in pre-feasibility, with potential to deliver first production in FY20, subject to approval
Current mine footprint
1,670 m
3,950 m
230 m
Spence Growth Option
2,600 m
4,600 m
790 m
Spence Growth Option (concentrator)
Mineral resources1 2.3 billion tonnes (hypogene)
Resource life2 >50 years beyond FY25
10-year average grade 0.59% copper; 213ppm molybdenum
10-year average recovery 88% copper; 60% molybdenum
10-year average production Additional 170 ktpa copper and 5 ktpa of molybdenum
Cash costs Second quartile of C1 cost curve
1. A complete breakdown by Resource classification is provided on slide 4, table 1.
2. Sourced from page 38 of the 2014 BHP Billiton Annual Report. Resource life is estimated from the FY14 classified Mineral Resources divided by the FY14 production rate on a 100% basis.
3. Incremental to supergene capacity. Includes ~170 ktpa of copper in concentrate capacity and ~30 ktpa of copper cathode capacity from the leaching of low-grade hypogene ore.
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 17

A compelling suite of longer-term growth projects
bhpbilliton resourcing the future
Olympic Dam 21 Mtpa Underground Expansion
We are evaluating a low-risk, capital-efficient underground expansion at Olympic Dam
- supported by current stope mining method with significantly smaller footprint than prior open-cut design
- increases ore hoisted capacity to 21 Mtpa
- will include a heap leach stream operating in parallel with current concentrator and uranium leach plants
- modular development path will be value accretive at each incremental stage
Technology is a key enabler of improved capital efficiency
- our heap leach test program is delivering promising results, significantly improving overall economics
Potential to deliver over 450 ktpa1 of copper from FY24 with a first quartile C1 cost position post by-product credits
Maintains longer-term optionality for open-pit development
Progressing to pre-feasibility in CY15, subject to approval
1. 750 ktpa on a copper equivalent basis (including gold, silver and uranium by products).
Heap leaching test columns, Olympic Dam
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 18

Deep optionality within our high-quality resource base
bhpbilliton resourcing the future
We have a strong pipeline of longer-term development options
- further organic growth options at Escondida (additional concentrators and a high-grade underground mine)
- potential for hypogene development at Cerro Colorado to support multi-decade life extension
- 2.1 Bt1, 0.85% grade resource at Antamina with potential to support multi-decade life extension
- further expansions at Olympic Dam supported by scale and uniformity of the resource
- potential underground development at Resolution
We have a focused greenfield exploration program targeting tier-1 discoveries in the Americas
- the efficiency of our drilling programs has increased substantially with a >70% reduction in drilling costs per metre since FY13
1. A complete breakdown by Resource classification is provided on slide 3, table 1.
We have a focused greenfield exploration program
Exploration offices
Cordilleran porphyry copper belts
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 19

Key themes
bhpbilliton resourcing the future
We value safe and sustainable operations above all else
We have a unique portfolio of four large, long-life, low-cost, expandable assets concentrated in Chile, Peru and Australia
Our proactive approach to address industry-wide challenges is a key differentiator
We have delivered substantial unit cost savings with more to come
We are focused on maximising the utilisation of our installed infrastructure through low-capital intensity projects with returns significantly exceeding 20%
Our compelling suite of longer-term growth projects could support total copper production capacity of well over 2.0 Mtpa with first quartile average C1 costs
Our world-class resource base provides significant optionality for decades to come
Peter Beaven, Chief Financial Officer, 24 November 2014
Slide 20

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 November 2014	By:	Nicole Duncan

	Name:	Nicole Duncan
	Title:	Company Secretary